Mail Stop 7010

September 9, 2005

Via U.S. mail and facsimile

Steven F. Udvar-Hazy, Chief Executive Officer
International Lease Finance Corporation
10250 Constellation Boulevard, Suite #3400
Los Angeles, CA  90067

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the fiscal quarter ended June 30, 2005 Form 10-Q for the fiscal quarter ended March 31, 2005
			File No. 1-31616


Dear Mr. Udvar-Hazy:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K/A for the Fiscal Year Ended December 31, 2004, filed on
August 15, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6. Selected Financial Data, page 15
2. Your selected consolidated financial data presents lease margin, which is a non-GAAP financial measure. Please expand your disclosure to include the following:
* a discussion which details why the presentation of lease margin provides useful information to investors regarding your financial condition and results of operations,
* a reconciliation of the most comparable GAAP measure, and
* a footnote stating lease margin may not be comparable to those of other entities, as not all companies and analysts calculate this non-
GAAP measure in the same manner.
Alternatively, you may disclose in a footnote to this line item that this is a non-GAAP measure and state the location where this information is included. Refer to SEC Release No. 33-8176.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 26

Flight Equipment, page 26
3. Your disclosure states that certain manufacturers establish notional accounts for your benefit and that these amounts are used at your direction to protect you from certain events. Please expand your disclosure to include the following related to the notional accounts:
* the contractual terms of these accounts, including terms which may
limit your use of these accounts and
* the treatment of amounts, which are not used.
You disclosed that the amounts credited to the notional accounts are
recorded as a reduction to the basis of the aircraft purchased. Please include in your disclosure how the above affect when you record the reductions to the basis of the aircraft purchased. Legal Proceedings, page 28
4. You disclosed that the ATO is currently investigating the GST aspects of the restructured transactions relating to the ownership of aircraft in certain lease transactions in Australia. In addition, you disclosed that in December 2004 the ATO issued a draft compliance audit report, which was contrary to your position. You further disclose that you have not accrued any amounts related to this matter and that you have taken approximately $55 million GST credits through
December 31, 2004. Please expand your disclosure to include your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter. Please similarly revise Note L to your financial statements.

Financial Condition, page 28

Existing Commitments (Exclusive of Interest), page 33
5. Please revise your table of contractual cash obligations to include planned funding of pension obligations and estimated interest payments on your debt. You disclosed on page 37 that and in Note J that you are required to pay $245 million relating to tax benefits to
AIG in 2007 and 2009. Please include these payments in your table of contractual cash obligations as well. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Results of Operations (restated), page 34
6. Please expand your disclosure to discuss the factors that contributed to the increase in revenues during the period, including any offsetting results these factors may have had with one another.
Please include in your discussion factors such as:
* changes in the number of aircraft that were under reconfiguration,
* significant changes in geographic regions,
* lower lease rates, and
* restructured rents.
Please also quantify the impact each of these factors had on your net sales.




7. You disclosed in October 2004 you recorded impairment losses of $28.9 million related to your investment in ATA and $25.0 million for assumed liabilities relating to ATA due to their filing for bankruptcy. Please expand your disclosure to discuss the terms of the derivative contract, including those terms that triggered the recording of this liability during this period, rather than in an earlier period. In addition, please tell us the facts and circumstances you considered that supported your conclusion that no impairment charge was warranted related to your investment in ATA prior to October 2004.

Notes to Financial Statements
8. Please expand your disclosures to include a note to the financial statements which discloses the percentage of your receivables and sales related to companies in bankruptcy, if material. Please also expand your liquidity disclosure to include a discussion regarding the potential impact, if any, this may have on your current and future results of operations.

Note A - Summary of Significant Accounting Policies, page 51
9. Please expand your disclosure to include your accounting policy regarding the types of costs you capitalize and the types of costs you expense as incurred relating to your initial direct costs associated with your leased assets. In addition, please disclose whether the costs you capitalize relating to your initial direct costs are based on actual costs incurred for each lease or group of leases, or whether you use an allocation method to determine these capitalized costs. If you apply an allocation to determine these capitalized costs, please also disclose the methodology you use. Please also disclose the amortization period and amortization method you use to amortize your initial direct costs. Please tell us what consideration you gave to the above in concluding this should not be included in your critical accounting policies.

10. Please expand your disclosure to discuss your policy regarding the accounting treatment related to refunds paid to your customers relating to the original terms of retroactively amended leases.

Cash, page 52
11. You state on page 7 that you require certain deposits as security
relating to the lessee`s performance of obligations under the lease
and the condition of the aircraft upon return. Please expand your disclosure to disclose whether your financing agreements contain any restrictions as to the timing and use of these monies included in your financial statements for each of the periods presented. Please also discuss restrictions, if any, your credit facilities impose on
the use of monies collected relating to the overhaul rentals. If your financing agreements do contain restrictions regarding the timing and use of these monies, please tell us what consideration you gave to Article 5-02.1 of Regulation S-X and Chapter 3A, paragraph
6
of ARB 43 in concluding that these monies should not be presented separately on the balance sheet as restricted cash and in your statements of cash flows.

Note E - Investments, page 59

Other Equity Investments, page 59

Equity Method, page 59
12. Your disclosure states that you do not consolidate your 99% investment in 21937, LLC due to lack of effective control. Please expand your disclosure to discuss how you determined you lack effective control in the joint venture, precluding you from consolidating this investment. Please also include in your disclosure how you determined this investment did not meet the criteria for consolidation under FIN 46(R). In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to this investment as discussed in paragraphs 5(a) through 5(c) of FIN 46(R).

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Comment applicable to your overall filing
13. Please address the comments above in your interim Forms 10-Q as well.

Notes to Financial Statements
14. You disclosed in your Form 10-Q for the fiscal quarter ended March 31, 2005 that you recorded approximately $5.2 million as a reduction of retained earnings and a corresponding increase to additional paid-in capital relating for compensation expense relating to the SICO Deferred Compensation Plan. Please tell us how you determined that it was appropriate to record this adjustment directly to retained earnings, rather than in your statements of income. Please also include the accounting guidance you used to support your conclusion.


Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 13

Restatement of Previously Issued Financial Statements and Recent Developments, page 14
15. You disclosed that in June 2005 Varig S.A, one of your customers, filed for bankruptcy. Please expand your disclosure to include the impact, if any, this had on your operations during the fiscal quarter ended June 30, 2005. If any amounts were recorded in your statements of operations as a result of the bankruptcy, please expand your disclosure to discuss these impacts, including the amounts and line items that were affected in your statements of operations.

Results of Operations - Three months ended June 30, 2005 versus
2004,
page 21
16. Your disclosure states that your selling, general and administrative expenses remained relatively constant. Please expand your disclosure to discuss the factors that contributed to this, including any offsetting results these factors may have had with one another. Please also quantify the impact each of these factors had on your selling, general and administrative expenses. Similarly, please revise your comparative discussion regarding your results of operations for the six months ended June 30, 2005 and June 30, 2004.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Steven F. Udvar-Hazy
International Lease Finance Corporation
September 9, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE